UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42040

SCHMID Group N.V.

(Registrant's name)

Robert-Bosch-Str. 32-36,

72250

Freudenstadt, Germany

Tel: +49 7441 538 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

SCHMID Group Records More Than €26 Million Order Intake Since Mid-May

SCHMID Group N.V. (“SCHMID” or the “Company”) today announced a combined order intake of more than €26 million since mid-May, reflecting multiple customer orders and continued market momentum in advanced PCB and substrate manufacturing technologies for AI infrastructure and next-generation optical module supply chains.

The recent order intake reflects continued momentum across SCHMID’s InfinityLine Production Equipment, driven primarily by orders secured in China, Taiwan, and South Korea and complemented by incremental business in Europe. Together, these wins confirm sustained customer investment in high-performance electronics manufacturing and further strengthen SCHMID’s position in next-generation interconnect technologies.

The orders, secured from several customers, cover InfinityLine Production Equipment for High-Density Interconnect Multilayer (HDI-ML) and modified Semi-Additive Processing (mSAP) applications serving AI servers, high-speed networking, optical communication modules, advanced interconnect platforms, and next-generation data infrastructure. The orders demonstrate that the market pipeline for advanced PCB technologies is not only building, but converting into confirmed technology and capacity investment.

Press Release Furnished as Exhibits

On June 16, 2026, the Company issued a press release, which is furnished herewith as Exhibit 99.1, providing an update on the share issuances and conversions of convertible notes.

The information furnished in this Form 6-K, including the information contained in Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Caution Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include all statements that are not historical facts and can generally be identified by terms such as “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” or “will” or similar expressions and the negatives of those terms. These statements include, but are not limited to, statements relating to the Company’s plan to regain compliance with Nasdaq’s rules, planned financing transactions of the Company, and the Company's future financial performance. Actual results could differ materially from those expressed in or implied by the forward-looking statements due to a number of risks and uncertainties, including but not limited to, the timing of the Company’s submission of a plan to regain compliance, Nasdaq’s acceptance of the plan, the duration of any extension that may be granted by Nasdaq, the potential inability to meet Nasdaq’s requirements, unexpected delays in securing financing or changes to financing agreements and the other risks and uncertainties described in the Company’s SEC reports and under the heading “Risk Factors” in its most recent annual report on Form 20-F which are available at www.sec.gov. These forward-looking statements speak only as of the date of this report. Except as required by law, the Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report.

The following exhibit is furnished herewith

Exhibit Number

99.1	Press release dated June 16, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 16, 2026	SCHMID Group N.V.

	By:	/s/ Arthur Schuetz
	Name:	Arthur Schuetz
	Title:	Chief Financial Officer